Mail Stop 4561

April 11, 2006

Ms. A. Katrina Roche
Chief Executive Officer
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

      Re: **Cistera Networks, Inc.**
              Form 10-KSB for the Fiscal Year Ended March 31, 2005
              Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
              Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
              Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
              File No. 000-17304

Dear Ms. Roche:

      We have reviewed the above referenced filings and your response letter dated March 24, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.   We note your response to prior comment number 1, whereby you have determined that
        SOP 97-2 does not apply to your sales arrangements as the software is incidental to your
        product as a whole. Please address the following questions that we have about your
        analysis based on the indicators in footnote 2 of SOP 97-2:

        ▪ Clarify whether the software is a significant focus of your marketing effort.
        ▪ Your response states that you do not provide post contract support ("PCS"), however
           we note that you provide maintenance and support of the software. Explain the
           services that you provide in the software maintenance and support arrangements and
           why you believe that these services do not constitute PCS. In this respect, tell us
           whether you are developing additional functionality to your core software. If so, tell
           us whether you deliver upgrades or enhancements based on development efforts to
           your customers.
        ▪ Clarify how you have considered indicator (c) when determining that your software is
           incidental, as it appears that you have incurred significant costs that are within the
           scope of SFAS 86. In this respect, we note that you have recorded approximately
           $4.7 million of capitalized intellectual property and software development as of
           December 31, 2005, which represents approximately 90% of your total assets as of
           that date.
        ▪ If upon further determination, you conclude that your arrangements are in the scope
           of SOP 97-2, please address prior comment number 2.

2.   Your response to prior comment number 4 indicates that you defer revenue from your
        professional services (i.e. installation services) until completion of the services because
        your arrangements contain acceptance provisions. Please address the following with
        respect to your accounting policy for these acceptance provisions:

        ▪ Tell us whether you defer revenue allocated to your delivered product until the
           acceptance provisions have been satisfied. In this respect, tell us how your policy
           complies with the guidance of SAB Topic 13, Section A.3.b.
        ▪ Tell us whether the product and professional service elements meet the criteria of
           EITF 00-21, paragraph 9, to be separated into separate units of accounting. In
           addition tell us whether the amount allocated to your delivered product is contingent
           upon the installation services; we refer you to EITF 00-21, paragraph 14.

Note 2 – Summary of Accounting Policies

Revenue Recognition, page F-10

3.   We note the summary of your revenue recognition policy provided in response to prior
        comment number 6. However, your revenue recognition policy as disclosed in your
        December 31, 2005 Form 10-QSB does not include your full accounting policy. That is
        your disclosure should provide your full accounting policy that identifies the elements of
        your sales arrangements and clearly discloses your accounting policy for each element, as
        well as how it is determined and valued pursuant to SAB Topic 13, Section B.

Note 11 – Convertible Debt, page F-15

4.   We note your responses to prior comment numbers 7, 9 and 10, which states, in part, that
        as of December 31, 2005 you had sufficient authorized and unissued shares available to
        settle the convertible debt contract after considering all other commitments that may
        require the issuance of stock. We note that you increased your total authorized shares
        from 10,000,000 to 50,000,000 during the quarter ended September 30, 2005. Tell us
        whether you had sufficient authorized and unissued shares available to settle the
        convertible debt contract after considering all other commitments that could require the
        issuance of stock prior to increasing your authorized shares (i.e. for reporting periods
        between the issuance of the convertible debt and date you increased your authorized
        shares). If not, tell us why you believe that this condition can be met by subsequently
        increasing the amount of shares authorized. Provide us with a materiality analysis for
        each reporting period prior to the increase in authorized shares that shows the affect of
        not having sufficient authorized shares. Refer to SAB 99.

Merger with XBridge Software, Inc.

5.   We note your analysis supporting your conclusion that CNH Holding Company ("CNH")
        is the accounting acquirer in your response to prior comment number 17 from our August
        24, 2005 comment letter. Please address the following with respect to your analysis:

        ▪ Your response states the senior management of the combined company is that of
          CNH. Please expand your analysis to tell us the names and titles of CNH's and
          XBridge Software, Inc.'s ("XBridge") senior management prior to the business
          combination and of the combined company.
        ▪ Your response states that the governing body of the combined company is that of
          CNH. Please expand your analysis to tell us the individuals that form the governing
          body of CNH and XBridge prior to the business combination and of the combined
          company. In this respect, we note your disclosure on page 17 of your March 31, 2005
          Form 10-KSB, which states, "Various officers and directors of CNH Holdings own a
          controlling interest in XBridge Software, Inc." Tell us how you considered this
          relationship when concluding that the governing body of the combined company is

that of CNH. In addition, tell us the percentage ownership that theses various officers had in CNH and XBridge prior to the business combination.

- Your response states that the larger portion of the relative voting rights of the combined company is that of CNH's senior management. The criteria in SFAS 141, paragraph 17(a) requires that you evaluate "the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity." Please expand your analysis to provide the percentage voting rights that the owners as a group of CNH and XBridge received in the combined company.

- Please tell us how you considered the guidance in paragraph 17(b) of SFAS 141 when concluding that CNH is the accounting acquirer.

6.   We note your response to prior comment number 18 and have the following addition questions with respect to your analysis of the XBridge merger.

- We note that in May and June 2003 CNH acquired an exclusive license to intellectual property owned by XBridge and the physical assets of XBridge. We also note from your disclosure on page 14-15 of the March 31, 2005 Form 10-KSB that in May 2003 the executive team from XBridge began employment with CNH. Tell us how you determined that the acquisition in May 2003 only involved the receipt of productive assets and not a business. Please provide your analysis pursuant to the guidance of EITF 98-3.

- If you conclude that the May 2003 acquisition only involved the receipt of productive assets, please expand on your analysis of the purchase price allocation of the May 2005 acquisition. In this respect, tell us how you evaluated paragraph 39 and Appendix A of SFAS 141 when concluding that intellectual property was the only acquired intangible asset. Additionally, your response indicates that you determined the fair value of the intellectual property was based on applying a 50% discount to the estimated cost of outsourced research and development over a 10 year period. Tell us why you believe that this valuation is adequate to determine the fair value of the acquired intangible asset. Tell us whether the present value technique would determine a similar fair value than the technique you applied. We refer you to SFAS 141, paragraph B174.

- Clarify whether you prepared a cash flow analysis to determine the estimated useful life of the acquired intellectual property. See paragraph 11 of SFAS 142, including footnote 9. Additionally, tell us why you determined that the intellectual asset has a 15 year life if management believes that such technology has a useful life of 10 to 15 years.

- Your response states that the acquired net assets were valued at $782,245. Per the XBridge financial statements and pro forma included in the March 31, 2005 Form 10-KSB, it appears that the majority of the assets acquired related to accounts receivable. Tell us whether this accounts receivable was due from CNH or third parties.

- Tell us how you have complied with the disclosure requirements of paragraph 44 of SFAS 142 and paragraph 58 of SFAS 141.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief